Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated October 13, 2010

Registration No. 333-147371

October 13, 2010

Pricing Term Sheet

The Manitowoc Company, Inc.

Pricing Supplement

Pricing Supplement dated October 13, 2010 to Preliminary Prospectus Supplement dated October 13, 2010 of The Manitowoc Company, Inc.  This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.  Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer	The Manitowoc Company, Inc.

Title of Security	8.50% Senior Notes due 2020

Aggregate Principal Amount	$600,000,000, which represents an increase of $100,000,000 from the amount offered under the Preliminary Prospectus Supplement dated October 13, 2010.

Maturity	November 1, 2020

Public Offering Price	99.165% plus accrued interest, if any, from October 18, 2010

Coupon	8.500%

Yield to Maturity	8.625%

Spread to Treasury	+620 bps

Benchmark	UST 2.625% due August 15, 2020

Interest Payment Dates	May 1 and November 1 of each year, beginning on May 1, 2011

Optional Redemption

The Issuer may redeem the notes at its option, in whole or in part, upon not less than 30 nor more than 60 days’ written notice, at the following redemption prices (expressed as percentages of the principal amount thereof) plus accrued and unpaid interest, if any, thereon to the applicable redemption date, if redeemed during the 12-month period commencing on November 1 of the year set forth below:

	Year	Percentage
	2015	104.250%
	2016	102.833%
	2017	101.417%
	2018 and thereafter	100.000%

In addition, at any time prior to November 1, 2015, the Issuer may at its option redeem the notes, in whole or in part from time to time, upon not less than 30 nor more than 60 days’ written notice, at a price equal to 100% of the principal amount thereof plus the Applicable Premium (as defined below) and accrued but unpaid interest, if any, to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to a note at any date of redemption, the greater of (1) 1.0% of the principal amount of such note; and (2) the excess of (a) the present value at such Redemption Date of (i) the redemption price of such note on November 1, 2015 (such redemption price being that described in the chart above) plus (ii) all required remaining scheduled interest payments due on such note through November 1, 2015, computed using a discount rate equal to the Treasury Rate (as defined below) plus 50 basis points; over (b) the principal amount of such note on such Redemption Date. Calculation of the Applicable Premium will be made by the Company or on behalf of the Company by such Person as the Company shall designate; provided, however, that such calculation, or determination of the Treasury Rate referenced below, shall not be a duty or obligation of the Trustee.

“Treasury Rate” means, with respect to a date of redemption, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to such date of redemption (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such date of redemption to November 1, 2015; provided, however, that if the period from such date of redemption to November 1, 2015 is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from such date of redemption to November 1, 2015 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Optional Redemption with Equity Proceeds

At any time, or from time to time, on or prior to November 1, 2013, the Issuer may, at its option, redeem up to 35% of the principal amount of the notes outstanding at a redemption price of 108.500% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon, to the date of redemption, with the net cash proceeds from certain equity offerings

Change of Control	101%, plus accrued and unpaid interest, if any

Gross Proceeds	$594,990,000

Underwriting Discount	1.750% per note

Net Proceeds to Issuer before Expenses	$584,490,000

Use of Proceeds	Repay amounts outstanding under the Issuer’s senior secured credit facilities

Trade Date	October 13, 2010

Settlement Date	October 18, 2010 (T+3)

2

Joint Book-Running Managers	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Banc of America Securities LLC

Co-Lead Managers	Wells Fargo Securities, LLC SunTrust Robinson Humphrey, Inc. Morgan Stanley & Co. Incorporated Natixis Bleichroeder LLC

Co-Managers

BNP Paribas Securities Corp.

Scotia Capital (USA) Inc.

Credit Agricole Securities (USA) LLC

Credit Suisse Securities (USA) LLC

Rabo Securities USA, Inc.

SG Americas Securities, LLC

Mizuho Securities USA Inc.

Allocation	Name	Principal Amount of Notes to be Purchased
	Deutsche Bank Securities Inc.	$168,000,000
	J.P. Morgan Securities LLC	144,000,000
	Banc of America Securities LLC	144,000,000
	Wells Fargo Securities, LLC	25,500,000
	Natixis Bleichroeder LLC	25,500,000
	Morgan Stanley & Co. Incorporated	22,500,000
	SunTrust Robinson Humphrey, Inc.	22,500,000
	BNP Paribas Securities Corp.	7,500,000
	Scotia Capital (USA) Inc.	7,500,000
	Credit Agricole Securities (USA) LLC	7,500,000
	Rabo Securities USA, Inc.	7,500,000
	Credit Suisse Securities (USA) LLC	6,000,000
	SG Americas Securities, LLC	6,000,000
	Mizuho Securities USA Inc.	6,000,000

Denominations	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers	CUSIP: 563571 AH1 ISIN: US563571AH15

Listing	None

Form of Offering	SEC Registered (Registration No. 333-147371)

Additional Changes to the Preliminary Prospectus Supplement:

Capitalization:	As Adjusted information set forth on page S-31 of the Preliminary Prospectus Supplement dated October 13, 2010 is revised as follows (amounts in millions):

The Notes offered hereby shall be increased from $500.0 to $600.0.

The Term Loan A outstanding after giving effect to the application of the estimated gross proceeds of the offering of the notes shall be decreased from $506.2 to $459.6.

The Term Loan B outstanding after giving effect to the paydown of $25.0 million of the Issuer’s Term Loan B during the quarter ended September 30, 2010 with cash from operations and the application of the estimated gross proceeds of the offering of the notes shall be decreased from $554.1 to $503.1.

Total senior secured debt shall be decreased from $1,078.2 to $980.6.

Total debt shall be increased from $2,195.7 to $2,198.1.

Retained earnings shall be decreased from $163.8 to $160.7.

Total capitalization shall be decreased from $2,690.6 to $2,689.9.

Description of notes - Certain definitions:	Clause (1) of the definition of “Permitted Indebtedness” on page S-91 is hereby revised and replaced in its entirety with:

“(1) Indebtedness under the notes issued on the Issue Date in an aggregate principal amount not to exceed $600.0 million and the related Guarantees;”

The Manitowoc Company, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that The Manitowoc Company, Inc. has filed with the SEC for more complete information about The Manitowoc Company, Inc. and this offering.  You may get these documents for free by visiting the SEC Web site at www.sec.gov.  Alternatively, The Manitowoc Company, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Deutsche Bank Securities Inc., Attention:  Prospectus Department, Harborside Financial Center, 100 Plaza One, Jersey City, New Jersey 07311, or by calling 1-800-503-4611.